PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED APRIL 4, 2007)	This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-140290

16,111,712 Shares

PRICESMART, INC.

Common Stock

This Prospectus Supplement No. 1 supplements and amends the prospectus dated April 4, 2007 (the “Original Prospectus”) relating to the resale by the selling stockholders named therein (as supplemented and amended by this Prospectus Supplement No. 1) of up to 16,111,712 shares of common stock of PriceSmart, Inc., or PriceSmart.

This prospectus supplement should be read in conjunction with the Original Prospectus, as supplemented hereby, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus, including any amendments or supplements to it.

We are filing this prospectus supplement to reflect a change in the beneficial ownership of certain PriceSmart common stock offered by the Original Prospectus, as supplemented hereby, and the identity of certain selling stockholders named in the Original Prospectus. The section captioned “Selling Stockholders” contained on pages 9-10 of the Original Prospectus is hereby amended and restated in its entirety to read as follows:

“SELLING STOCKHOLDERS

The table below presents information regarding the selling stockholders and the shares that they own and may offer and sell from time to time under this prospectus. This table is prepared based in part on information supplied to us by the selling stockholders identified below and we have not sought to verify such information.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage of shares beneficially owned is based on 29,552,580 shares of common stock outstanding as of March 30, 2007.

Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the selling stockholders named in the table, the selling stockholders have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. In addition, except as indicated in the table below, each selling stockholder has represented to us that it is not, nor is he affiliated with, a registered broker-dealer. Unless otherwise indicated, the address of the selling stockholders named below is: c/o PriceSmart, Inc., 9740 Scranton Road, San Diego, California 92121.

Because the selling stockholders may resell, pursuant to this prospectus, all or some portion of the common stock listed below, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon consummation of any sales. See “Plan of Distribution.”

	Shares Beneficially Owned Before the Offering		Maximum Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number	Percent(1)		Number	Percent
The Price Group, LLC(2)	6,820,204	23.1%	6,820,204	—	—
Price Charities(3)	3,885,335	13.1%	3,885,335	—	—
Robert & Allison Price Charitable Trust(4)	2,245,168	7.6%	2,245,168	—	—
Robert & Allison Price Trust(2) (5)	811,395	2.7%	811,395	—	—
PSC, S.A.(6)	797,633	2.7%	797,633	—	—
Sol & Helen Price Trust(2) (7)	584,159	2.0%	584,159	—	—
Kathy Hillan(2)(3)	297,751	1.0%	297,751	—	—
Price Family Charitable Trust(7)	290,600	1.0%	290,600	—	—
Simon Lorne(2)	139,640	*	139,640	—	—
Joseph R. Satz & Linda Satz Trust 10/29/90(2)(3)(8)	130,774	*	130,774	—	—
Rebecca Price Trust UTD 9/22/89(9)(10)	18,805	*	18,805	—	—
Sarah Price Trust UTD 9/22/89(10)(11)	18,805	*	18,805	—	—
David Price Trust UTD 9/22/89(10)(12)	18,805	*	18,805	—	—
Rebecca Price Trust UTD 8/1/97(9)(13)	12,500	*	12,500	—	—
Sarah Price Trust UTD 8/1/97(11)(13)	12,500	*	12,500	—	—
David Price Trust UTD 8/1/97(12)(13)	12,500	*	12,500	—	—
Benjamin Price Trust 9/22/89(14)	5,210	*	5,210	—	—
Jonas Price(15)	3,910	*	3,910	—	—
Rebecca Price(9)	1,330	*	1,330	—	—
Sarah Price(11)	1,330	*	1,330	—	—
Rebecca Price Trust UTD 5/6/97(9)(13)	916	*	916	—	—
Sarah Price Trust UTD 5/6/97(11)(13)	916	*	916	—	—
David Price Trust UTD 5/6/97(12)(13)	916	*	916	—	—
Robert Price(16)	610	*	610	—	—

(1)	Based on 29,552,580 shares of our common stock outstanding as of March 30, 2007, as reported in our Quarterly Report on Form 10-Q for the quarter ended February 28, 2007.
(2)

Messers. Robert Price, Murray Galinson, Jack McGrory and Sol Price are co-managers of The Price Group, LLC. Each of the Sol & Helen Price Trust and Robert & Allison Price Trust are members of the Price Group, LLC. Each of Joseph R. Satz & Linda Satz Trust 10/29/90, Mr. Simon Lorne and Ms. Kathy Hillan is a former member of The Price Group, LLC. Each of Mr. Joseph Satz, Mr. Simon Lorne and Ms. Kathy Hillan is a former manager of the Price Group, LLC.

(3)

Messers. Robert Price, Murray Galinson, Jack McGrory and Sol Price are directors of Price Charities. Ms. Kathy Hillan and Mr. Joseph Satz are officers of Price Charities. On September 12, 2006, San Diego Revitalization Corp. changed its name to Price Charities.

(4)	Mr. Robert Price is a co-trustee of the Robert & Allison Price Charitable Trust.
(5)	Mr. Robert Price is a trustee of the Robert & Allison Price Trust.
(6)

Edgar A. Zurcher, a member of our board of directors since November 2000, is a director and 9.1% shareholder of PSC, S.A. PSC, S.A.’s address is P.O. Box 0832-1384 World Trade Center, Panama, Republic of Panama.

(7)	Messers. Sol Price and Robert Price are each a trustee of this trust.
(8)	Mr. Joseph Satz is a trustee of this trust.
(9)	Rebecca Price is the daughter of Mr. Robert Price.
(10)	Mr. Robert Price is a co-trustee of this trust.
(11)	Sarah Price is the daughter of Mr. Robert Price.
(12)	David Price is the son of Mr. Robert Price.
(13)	Murray Galinson is a co-trustee of this trust.
(14)	Benjamin Price is the nephew of Mr. Robert Price. Jack McGrory is a co-trustee of this trust.
(15)	Jonas Price is the nephew of Mr. Robert Price.
(16)	Mr. Robert Price holds 530 shares of common stock for the benefit of his minor children. The remaining 80 shares of common stock are held by Mr. Robert Price in a 401(k) account.
*	Indicates less than 1.0%.

We are filing the registration statement at the request of these stockholders pursuant to pre-existing contractual registration rights as to most of these shares.

The selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor has it had any position, office or material relationship with us or any of our affiliates within the past three years, except that:

•

Robert Price, Murray Galinson, Jack McGrory and Sol Price are directors of Price Charities and co-managers of The Price Group, LLC. Each of the Sol & Helen Price Trust and Robert & Allison Price Trust are members of the Price Group, LLC. Robert E. Price has served as our Chairman of the Board since July 1994 and Chief Executive Officer since April 2006. Murray L. Galinson has been a member of our board of directors since November 2000. Jack McGrory has been a member of our board of directors since November 2000 and currently serves as our Executive Vice President – Real Estate. Sol Price is the father of Robert E. Price, our Chairman of the Board and Chief Executive Officer. Joseph Satz and Kathy Hillan are each officers of Price Charities. Each of Joseph R. Satz & Linda Satz Trust 10/29/90, Simon Lorne and Kathy Hillan is a former member of The Price Group, LLC. Each of Joseph Satz, Simon Lorne and Kathy Hillan is a former manager of the Price Group, LLC.

•	As of March 30, 2007, Sol Price beneficially owned approximately 39.2% of our outstanding common stock.

•	As of March 30, 2007, Robert E. Price beneficially owned approximately 46.8% of our outstanding common stock, including shares that may be deemed to be beneficially owned by Sol Price.

•	As of March 30, 2007, Sol Price and Robert E. Price were members of a group that beneficially owned approximately 50.0% of our outstanding common stock.

•

In October 2005, PS Ivanhoe, LLC, an entity managed by The Price Group LLC, agreed to loan us up to $12.5 million to fund the acquisition of certain real estate in Panama. We borrowed $12.5 million in October 2005 and repaid the loan in full in June 2006.

•

From time to time, members of our management have used a private plane owned in part by PFD Ivanhoe, Inc. to travel to business meetings and to review warehouse club operations in Central America and the Caribbean. The Price Group LLC owns 100% of the stock of PFD Ivanhoe, and each of Sol Price, Robert Price, Jack McGrory, Joseph Satz and Kathy Hillan is an officer of PFD Ivanhoe.

•	As of March 30, 2007, PSC, S.A. owned approximately 2.7% of our common stock.

•	As of March 30, 2007, PSC, S.A holds a 49% minority interest in each of our Nicaragua subsidiaries.

•

Edgar A. Zurcher, a member of our board of directors since November 2000, is a director and 9.1% shareholder of PSC, S.A. Mr. Zurcher is a partner in a law firm that we utilize in certain legal matters. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., and a director of Banco Promerica, each of which rents retail space from us. We utilize Banco Promerica for co-branded and branded credit card transactions in our warehouses.”

Investing in our securities involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of the Original Prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 2, 2007.